UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-49760

[  ] Form 10-K       [  ] Form 20-F       [  ] Form 11-K       [X] Form 10-Q       [  ] Form 10-D       [  ] Form N-SAR

[  ] Form N-CSR

For Period Ended: January 31, 2013

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I – REGISTRANT INFORMATION

Petro River Oil Corp.
Full Name of Registrant

1980 Post Oak Blvd., Suite 2020, Houston, TX 77056

Address of principal executive office

Houston, Texas 77056
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

As we reported on our Current Report on Form 6-K, filed with the Securities and Exchange Commission on July 29, 2012, we entered into a nonbinding letter of intent with Petro River Oil, LLC, a privately held Delaware limited liability company (“Petro LLC”) that would result in Petro acquiring Petro LLC for common stock, the name of the Company being changed to Petro River Oil Corp. and the Company domesticated to Delaware (the “Merger Transaction”). The Merger Transaction, which was held in suspense due to cease trading orders filed by the Alberta and British Columbia Securities Commissions for failure to file certain financial information, which information has since been filed resulting in the cease trading orders having been rescinded, has a very high priority since, among other things, it provides much needed liquidity to the Company. The accounting and audit work required for the Merger Transaction has been extensive and occupied the Company’s limited Company’s executive, administrative and financial resources. Accordingly, the Company requires additional time to complete its the financial statements and file its Form 10-Q, which it could not do in a timely manner without unreasonable effort or expense.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

Jeffrey Freedman, CEO	(832)	538-0625
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Petro River Oil Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 19, 2013	By:	/s/ Jeffrey Freedman
Jeffrey Freedman,
Chief Executive Officer

Exhibit for 12b-25

Nine months ended January 31, 2013 compared to nine months ended January 31, 2012:

The following discussion involves our results of operations for the nine months ended January 31, 2013 compared to the nine months ended January 31, 2012.

We had no revenues for the nine months ended January 31, 2013, compared to revenues of $430,164 for the nine months ended January 31, 2012. The absence of revenue is primarily attributable to a reduction or suspension of all of our operations by during the second quarter of 2011.

Operating expenses, which include general and administrative expenses, for the nine months ended January 31, 2013, were $1,543,767 compared to expenses of $3,299,256 for the nine months ended January 31, 2012. The decrease of $1,755,489, or approximately 53%, is mainly attributable to reduction of direct operating expenses of $1,191,114 and general and administrative expenses of $344,572, primarily attributable to an reduction or suspension of all of our operations by during the second quarter of 2011.

Interest expense, primarily composed of interest on our Senior Notes and Junior Notes was $1,675,556 and $3,021,972 for the nine months ended January 31, 2013 and 2012, respectively.

We had net income (loss) of ($5,710,868) for the nine months ended January 31, 2013 compared to net income (loss) of $7,626,267 for the nine months ended January 31, 2012. This increase in net income (loss) of ($13,337,135) is mainly attributable to a change in fair value of derivative liabilities of $2,518,939 for the nine months ended January 31, 2013 as compared to ($13,657,197) for the nine months ended January 31, 2012.